                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 6)

                      ------------------------------------




                   SHELTER PROPERTIES III LIMITED PARTNERSHIP
                                (Name of Issuer)



                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)


                                      NONE
                      (Cusip Number of Class of Securities)



                               JOHN K. LINES, ESQ.
                          GENERAL COUNSEL AND SECRETARY
                         INSIGNIA FINANCIAL GROUP, INC.
                          ONE INSIGNIA FINANCIAL PLAZA
                        GREENVILLE, SOUTH CAROLINA 29602
                                 (803) 239-1675



                                    COPY TO:

                               JOHN A. HEALY, ESQ.
                                 ROGERS & WELLS
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                  JUNE 13, 1997
             (Date of Event Which Requires Filing of this Statement)



-------------------------------------------------------------------------------


[ ]      Check box if the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4).

[ ]      Check box if a fee is being paid with the statement.

-------------------------------------------------------------------------------

----------------------------------          -----------------------------------
CUSIP No.      None                  13D                Page 2
          -------------                                      -
----------------------------------          -----------------------------------

===============================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                            INSIGNIA PROPERTIES, L.P.
-------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
    3.        SEC USE ONLY


-------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS

                                 Not Applicable
-------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

                                                                            [ ]
-------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
-------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
           UNITS                                  None
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
        PERSON WITH
                            ---------------------------------------------------
                                 8.      SHARED VOTING POWER

                                                  18,504
                            ---------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                 None
                            ---------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  18,504
-------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         18,504
-------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       33.6% (Based on 55,000 Units reported outstanding as of March 31, 1997)
-------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       PN
===============================================================================

----------------------------------          -----------------------------------
CUSIP No.      None                   13D                Page 3
          -------------                                       -
----------------------------------          -----------------------------------

===============================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                            INSIGNIA PROPERTIES TRUST
-------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
    3.        SEC USE ONLY


-------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS

                                 Not Applicable
-------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                                            [ ]
-------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    MARYLAND
-------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
           UNITS                                  None
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
        PERSON WITH
                            ---------------------------------------------------
                                 8.      SHARED VOTING POWER

                                                  18,504
                            ---------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  None
                            ---------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  18,504
-------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     18,504
-------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      33.6% (Based on 55,000 Units reported outstanding as of March 31, 1997)
-------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                      OO
===============================================================================

----------------------------------          -----------------------------------
CUSIP No.      None                   13D                Page 4
          -------------                                       -
----------------------------------          -----------------------------------

===============================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                         INSIGNIA FINANCIAL GROUP, INC.
-------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
    3.        SEC USE ONLY


-------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS

                                         WC
-------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                                            [ ]
-------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         DELAWARE
-------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
           UNITS                                  None
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
        PERSON WITH
                            ---------------------------------------------------
                                 8.      SHARED VOTING POWER

                                                  18,504
                            ---------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  None
                            ---------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  18,504
-------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     18,504
-------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         33.6% (Based on 55,000 Units reported outstanding as of March 31, 1997)
-------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                         CO
===============================================================================

----------------------------------          -----------------------------------
CUSIP No.      None                   13D                Page 5
          -------------                                       -
----------------------------------          -----------------------------------

===============================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                ANDREW L. FARKAS
-------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
    3.        SEC USE ONLY


-------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS

                                 Not Applicable
-------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                                            [ ]
-------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                  UNITED STATES
-------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
           UNITS                                  None
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
        PERSON WITH
                            ---------------------------------------------------
                                 8.      SHARED VOTING POWER

                                                  18,504
                            ---------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  None
                            ---------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  18,504
-------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     18,504
-------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         33.6% (Based on 55,000 Units reported outstanding as of March 31, 1997)
-------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                        IN
===============================================================================

                         AMENDMENT NO. 6 TO SCHEDULE 13D


            This Amendment No. 6, which relates to units of limited partnership interest ("Units") in Shelter Properties III Limited Partnership, a South Carolina limited partnership (the "Partnership"), and is being filed jointly by Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT"), Insignia Financial Group, Inc., a Delaware corporation ("Insignia"), and Mr. Andrew L. Farkas ("Mr. Farkas") (collectively, the "Reporting Persons"), supplements and amends the Statement on Schedule 13D originally filed with the Commission on May 30, 1995, as amended by Amendment No. 1 filed with the Commission on June 14, 1995, Amendment No. 2 filed with the Commission on June 21, 1995, Amendment No. 3 filed with the Commission on July 3, 1995, Amendment No. 4 filed with the Commission on November 27, 1995 and Amendment No. 5 filed with the Commission on April 25, 1997 (as amended, the "Statement"). Capitalized terms used but not defined in this Amendment No. 6 have the meanings ascribed to them in the Statement.

            The following Items of the Statement are hereby supplemented and/or amended as indicated:

ITEM 2.  IDENTITY AND BACKGROUND.

            Effective June 16, 1997, Jeffrey P. Cohen is serving as Vice President of IPT. Mr. Cohen's principal occupation is to serve as Senior Vice President--Investment Banking of Insignia, and his business address is 375 Park Avenue, Suite 3401, New York, New York 10152. Mr. Cohen is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The aggregate amount of funds used by Insignia in making the purchase described in Item 5(c) was $2,166,740, and Insignia used its working capital to make such purchase.

ITEM 4.  PURPOSE OF THE TRANSACTION.

            The Reporting Persons acquired the Units for investment purposes. None of the Reporting Persons has any current plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Partnership or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Partnership or any of its subsidiaries, (d) any change in the present management of the Partnership, (e) any material change in the present capitalization or dividend policy of the Partnership, (f) any other material change in the Partnership's business or corporate structure, (g) any other material change in the Partnership's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Partnership by any person, (h) causing a class of securities of the Partnership to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Partnership becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of the enumerated in (a) through (i) above. However, the Reporting Persons may acquire additional Units, whether through private purchases, tender or exchange offers or by any other means deemed advisable. The Reporting Persons also may consider selling some or all of their Units, either directly or by a sale of one or more interests in one or more of the Reporting Persons, depending among other things on liquidity, strategic, tax and other considerations.

            Although the Reporting Persons do not intend to change current management or the operation of the Partnership and have no current plans for any extraordinary transaction involving the Partnership, these plans could change in the future. In addition, the Reporting Persons expect that consistent with its fiduciary obligations, Shelter Realty III Corporation, which is the general partner of the Partnership and an affiliate of the Reporting Persons (the "General Partner"), will seek and review opportunities to engage in transactions which could benefit the Partnership, such as sales or refinancings of assets or combinations of the Partnership with one or more other entities, with the objective of seeking to maximize returns to holders of Units. In that regard, the Reporting Persons expect the General Partner will carefully consider any suggestions or proposals the Reporting Persons may make.

            The Reporting Persons have been advised that the possible future transactions the General Partner expects to consider on behalf of the Partnership include (i) payment of extraordinary distributions; (ii) refinancing, reducing or increasing existing indebtedness of the Partnership;
(iii) sales of assets, individually or as part of a complete liquidation; and
(iv) mergers or other consolidation transactions involving the Partnership. Any such merger or consolidation transaction could involve other limited partnerships in which the General Partner or its affiliates serve as general partners, or a combination of the Partnership with one or more existing, publicly traded entities (including, possibly, affiliates of the Reporting Persons), in any of which holders of Units might receive cash, common stock or other securities or consideration. There is no assurance, however, as to when or whether any of the transactions referred to above might occur. A merger or other consolidation transaction and certain kinds of other extraordinary transactions would require a vote of the limited partners in the Partnership. The Reporting Persons' primary objective in acquiring the Units is not, however, to influence the vote on any particular transaction, but rather to generate a profit on the investment represented by those Units.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            (a)-(b) IPLP owns 18,504 Units, representing approximately 33.6% of the outstanding Units based on the 55,000 Units reported by the Partnership to be outstanding at March 31, 1997. IPT, Insignia and Mr. Farkas may be deemed to be beneficial owners of the Units directly owned by IPLP by reason of their respective relationships with IPLP. IPT is the sole general partner of IPLP, and Insignia is the majority shareholder of IPT. Mr. Farkas is the Chairman, Chief Executive Officer and President of Insignia and is the beneficial owner of approximately 27.9% of its outstanding common stock. Accordingly, for purposes of this Amendment No. 6, the Reporting Persons all are reporting that they share the power to vote or direct the vote and the power to dispose or direct the disposition of the 18,504 Units directly owned by IPLP.

            (c) On June 13, 1997, Insignia purchased 5,398 Units for an aggregate purchase price of $2,166,740 from High River Limited Partnership ("High River"), which is controlled by Carl Icahn, in a privately negotiated transaction. Effective as of June 17, 1997, (i) Insignia contributed the Units acquired from High River to IPT in exchange for common shares of IPT, and (ii) IPT in turn contributed those Units to IPLP in exchange for units of general partner interest in IPLP. No other transactions in the Units have been effected by any of the Reporting Persons within the last 60 days.

            (d)-(e)  Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 7.6 Purchase and Sale Agreement, dated as of June 13, 1997, between Insignia and High River.

Exhibit 7.7 Contribution Agreement, dated as of June 17, 1997, between Insignia and IPT.

Exhibit 7.8 Contribution Agreement, dated as of June 17, 1997, between IPT and IPLP.

Exhibit 7.9 Agreement of Joint Filing, dated June 20, 1997, among the Reporting Persons.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 20, 1997


                          INSIGNIA PROPERTIES, L.P.

                          By:  Insignia Properties Trust, its general partner


                          By: /s/ Jeffrey P. Cohen
                             --------------------------------------------------
                              Jeffrey P. Cohen
                              Vice President


                          INSIGNIA PROPERTIES TRUST


                          By: /s/ Jeffrey P. Cohen
                             --------------------------------------------------
                              Jeffrey P. Cohen
                              Vice President


                          INSIGNIA FINANCIAL GROUP, INC.


                          By: /s/ Jeffrey P. Cohen
                             --------------------------------------------------
                              Jeffrey P. Cohen
                              Senior Vice President



                          /s/ Andrew L. Farkas
                          -----------------------------------------------------
                          Andrew L. Farkas

                                  EXHIBIT INDEX



EXHIBIT NO.       DESCRIPTION

   7.6            Purchase and Sale Agreement, dated as of June
                  13, 1997, between Insignia and High River.

   7.7            Contribution Agreement, dated as of June 17,
                  1997, between Insignia and IPT.

   7.8            Contribution Agreement, dated as of June 17,
                  1997, between IPT and IPLP.

   7.9            Agreement of Joint Filing, dated June 20,
                  1997, among the Reporting Persons.